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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the Month of May 2001

                            PARADIGM GEOPHYSICAL LTD.
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F....X....      Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes........      No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................
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Paradigm Geophysical Ltd. today announced that it has completed the acquisition of the outstanding share capital of Sysdrill Limited for a net cash consideration payable until May 1, 2002 of Sterling 3,500,000, and the issuance of 200,000 ordinary shares of Paradigm Geophysical Ltd.

Attached to the Registrant's Form 6-K for the month of May 2001 and incorporated by reference herein is the Registrant's news release and the Share Purchase Agreement dated May 16 2001.
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SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PARADIGM GEOPHYSICAL LTD.
                                            (Registrant)



                                            By:      /s/   Jonathan Keller
                                                     Jonathan Keller
                                                     Company Secretary

Dated:  16 May, 2001